Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
The Growhub Innovations Company Limited	British Virgin Islands
The GrowHub Innovations Company Pte. Ltd.	Singapore
GrowHub (Apac) Pte. Ltd	Singapore
GrowHub Technologies Pte. Ltd.	Singapore
GrowHub Innovation Centre Pty Ltd	Australia
GrowHub Distribution (Singapore) Pte. Ltd.	Singapore
GrowHub Trading Pty Ltd	Australia
GrowHub Malaysia Sdn. Bhd.	Malaysia
GrowHub Japan Co., Ltd	Japan